Exhibit 99.1

ZenaTech’s Taiwan Manufacturing Facility Advances to Commissioning Phase and Assembly Line Setup for NDAA-Compliant Drone Components for US Defense

Vancouver, British Columbia, (October 7, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces that its Taipei, Taiwan-based Spider Vision Sensors (SVS) subsidiary has advanced to the commissioning phase and assembly line setup at its recently leased 16,000 square-foot drone components manufacturing facility.  This marks a key milestone toward bringing the site online to supply components for its ZenaDrone subsidiary drones. The company expects the facility to begin production by early 2026.

SVS’s leadership and the local teams are actively engaged in preparing the new facility, setting up the initial assembly lines, including validating building systems and utilities; planning the site layout; and finalizing the purchase and installation of key assembly line machinery and equipment. These efforts are necessary to ready the plant for production that will initially focus on Printed Circuit Board (PCB) and drone camera and sensor manufacturing.

“Advancing to the commissioning phase represents a pivotal move toward securing a reliable, NDAA-compliant supply chain and strengthening our position in the US defense market,” said Shaun Passley, Ph.D., ZenaTech CEO. “By vertically integrating and manufacturing our own components in Taiwan, rather than relying on restricted components from certain foreign manufacturers -- particularly those originating in China -- we’re ensuring compliance while setting a new standard for agility, innovation, and self-sufficiency as an American drone maker.”

Taiwan is known as a leading electrical and technology hub in Asia, providing advanced expertise and infrastructure for high-precision electronics manufacturing. The facility will support compliance with US and NATO standards, including Green and Blue UAS certification, ensuring that components meet those rigorous quality and security requirements.

The SVS manufacturing facility is expected to expand to several assembly lines producing critical drone components including drone motors and multiple types of sensors such as thermal and LiDAR sensors. Components will be shipped to ZenaDrone’s manufacturing centers in Phoenix, Arizona, and Sharjah, UAE for final drone assembly and testing. All US defense and NATO-designated drones will be produced/assembled at the Arizona facility, supporting ZenaDrone 1000, IQ Square, and IQ Nano drone models while maintaining high-quality standards and end-to-end operational control.

The facility will be staffed by 30–40 personnel expected to be hired over the coming months, including engineers, technicians, and R&D staff, forming a multidisciplinary team to support component production.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.